

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 30, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

Re: **Qudian Inc.**
Amendment No.2 to Draft Registration Statement on Form F-1
Submitted May 31, 2017
CIK No. 0001692705

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that any comments related to your request for confidential treatment will be sent under a separate cover.

2. We note the new artwork you have included after the prospectus cover page. Please revise the first page of the artwork to define your business as a provider of credit product, rather than a "Data Technology company." In this regard we also note your response to comment one. With respect to information provided on the second page of your artwork, please revise to define the markets in which you are the No.1 online small cash credit provider and what a "repeat borrower" represents.

Prospectus Summary, page 1

3.   We note that here and elsewhere in the filing you have started to refer to your platform as a "pure online platform." Please explain the significance of such change.

Conventions That Apply to This Prospectus, page 8

4.   We note the definition of "Average MAU." Please revise to clarify that user access through either (i) the mobile app, (ii) the Alipay consumer interface, (iii) Laifenqi or (iv) Qudian interfaces, does not involve actual borrowings from such users.

Risk Factors, page 17

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation… page 23

5.   We note your revised disclosure that while you have ceased transferring loans to P2P platforms since April of 2017, P2P platforms continue to fund loans facilitated by you through trust accounts in which you have established in collaboration with a trust company. In an appropriate section of the filing please disclose how the new arrangement is intended to operate, whether or not the loans funded by the P2P platforms through the trust account will be posted on the P2P online platforms, and whether these loans would represent on or off balance sheet arrangements. In addition, please disclose whether as in the prior periods, the loans transferred to P2P platforms represented a substantial portion of the loans transferred to institutional funding partners for the fiscal year ended December 31, 2016, and whether going forward you anticipate the same level of collaboration with P2P platforms through the trust account mechanism.

6.   In light of the recent rectification notice from the Beijing Branch of the Office of Lending Group, please disclose whether P2P platforms' funding through trust accounts was a measure accepted by the PRC authorities as not rendering the company a participant in a certain part of the "online lending" process as defined in the Interim Online Lending Information Intermediary Measures. Otherwise, please explain why this funding mechanism would not render you subject to the Interim Online Lending Information Intermediary Measures.

The service fees we charge borrowers, may decline in the future… page 29

7.   Please disclose here the amount of service fees, also as percentage of your revenues, that you would have lost for the period ended December 31, 2016, if your annualized rate of service fees charges on all loans was no more than 36%.

Use of Proceeds, page 69

8.   You disclose that under the current PRC regulatory regime, your offering proceeds can be utilized only through loans or capital contributions with respect to your PRC subsidiaries, and only through loans with respect to your consolidated VIE entities. Given your uncertainty as to whether or not you will be able to obtain the required government registration or approvals to provide such funding, please include a risk factor disclosure alerting investors of the risks resulting from your inability to use the offering proceeds as currently contemplated.

Our History and Corporate Structure, page 77

9.   We note your revised disclosures and your response to comment 3. We also have reviewed the supplemental materials provided in response to comment 3. With respect to the presentation on page 3 of the supplemental materials, please revise your disclosure to clarify how a borrower would become aware of the company's brand in order to search for it on Alipay's free channel.

10.   We note your response and revised disclosures in response to comment 4; however, it remains unclear how the addition of the two new consolidated VIEs "will reduce potential conflicts of interest between the shareholders of each new consolidated VIE and [you] and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with such new consolidated VIE. In addition, the graphical presentation on page 78 under "Our Corporate Structure" does not reflect how the addition of Ganzhou Qudian and Hunan Qudian to the corporate structure accomplishes more effective compliance with the outstanding contractual obligations considering that the rest of your corporate structure appears to remain unchanged. Please explain, and to the extent necessary revise your graphical presentation to highlight how your new VIE structure differs from the original one. Please also revise to indicate that the two new VIE entities are currently inactive.

11.   In light of your response to comment 4 that the establishment of the new VIEs "did not involve a reorganization of the existing VIE," please clearly state what the anticipated effect of the establishment of these new consolidated VIEs is on the rights of the future ADS holders.

Product Offerings, page 91

12.   We note your response to comment 7 and the revised disclosures. Please clarify what "offer tailored credit assessment solutions to other companies to help them assess the credit profiles of their own customers" means. For example, are you offering to sell credit assessment services or are you considering licensing the use of your risk pricing model to other companies? In either scenario would the decision tree on whether to lend

be based on your standards or would you be able to tailor the decision tree in the model for another company's standards?

Loan Performance, page 92

13.   You state that each graphical presentation displays historical cumulative delinquency rate through March 31, 2017; however, the information appears limited to each of the quarters for year 2015 and 2016. Please explain.

14.   We note your M1+ Delinquency Rate by Vintage charts and your disclosure that for vintages in 2016 your delinquency rate has remained below 0.5% as a result of your effective risk pricing model and management system. Please explain how you are able to support this statement and what you are comparing the 2016 vintage to given your disclosure on page 92 that you separated this vintage from prior ones because you were engaged in a different market, which also could impact your delinquency rate.

15.   We note your response to comments 8 and 9 and the revised disclosures on pages 151-154. We further note the changes to the proprietary risk pricing model made in January 2017. In order to present the reader with an improved understanding of the borrowers prior to the changes made in 2017 which impacted the historical operating results and financial position of the company, please revise to provide detailed information which addresses how the company determined the credit limits and pricing levels for the borrowers in light of the distinct operating segments identified and the other factors considered in making these determinations during the periods for which financial information has been presented.

16.   We note your response to comments 8 and 9. Please revise to address why the A score and B score are not comparable to prior internally generated risk management methodologies, specifically the online automated system used since November 2015. Please be specific and thorough in your response.

17.   We note your response to comment 10. Please revise your disclosure to explain how the new scoring system is able to better distinguish creditworthy borrowers from lower qualify borrowers.

18.   We note your reference to a "roll-rate based model" within your discussion of the provision ratio on page 94. Please revise to provide a specific discussion of this model. Further, the delinquencies have continued to increase in each respective period due to the continued growth of the company and the evolving nature of the loans being offered as well as the types of borrowers entering into these transactions. Please revise to address how the "roll rate" model takes into consideration these aspects. The provision ratio should also be supplemented by the coverage ratio of the "allowance for loan losses to total loans" wherever this information is presented throughout the document.

19.   As it relates to the new proprietary risk pricing model implemented in January 2017, please revise to address the following concerning the A score for new borrowers and the B score for borrowers with certain credit history:

- Tell us the main inputs, assumptions and estimates that go into determining the A score and B score;
- Tell us the ranges for the A score and B score and how they correspond to borrower credit quality and performance;
- Tell us how service fees are charged to borrowers depending on the A score and B score;
- Tell us the credit limits assigned to the A score and B score; and
- Discuss and analyze trends in the A score and B score and how they have affected operating performance and the allowance for loan losses.

20.   On page 96 you provide a break-down by funding sources for amount of loans outstanding for the fiscal years ended December 31, 2015 and 2016, with on balance sheet loans transferred to institutional funding partners representing 65.6% of the total loans. Please explain to us how the percentages disclosed on page 96 relate to the numbers disclosed on pages 119 and 142 and how you reconcile among them all. Please clearly disclose on page 142 the percentage of loans during each of the periods presented which were transferred to institutional funding partners.

Components of Results of Operations

Total Revenues, page 97

21.   Please revise to disclose the average service fee recognized on each of the loans which have been originated and not transferred to institutional investors as well as for those which have been transferred for the periods presented. In addition, please address how the average service fee recognized will change in light of the arrangements with the trusts, which will continue to be recognized as on-balance sheet for accounting purposes as well as the arrangements with Mashang and the Chinese banks, which will result in off-balance sheet accounting treatment.

22.   Further, we note the disclosure on page 29, that in April 2017, the pricing of all credit products was adjusted to ensure that the implied annualized rates of service fees charged on all loans was below 36%. Please revise to all address how these changes will impact the recognition of revenues prospectively.

23.   We note your response to comment 12. We continue to believe that the allowance for loan losses is a meaningful metric to include. Please revise to disclose the ratio of the allowance for loan losses to total loans in your next amendment.

Cost of Revenue, page 99

24.   We note the disclosure that loans are grouped into portfolios and then transferred to institutional partners for funding. Please tell us the criteria utilized in the determination of what loans get placed and grouped together in these portfolios and who makes this determination.

25.   We note your response to comment 15 and your disclosure that you recognize fees paid to institutional funding partners as interest expense of borrowing in your cost of revenue. Please clarify whether the RMB0.1 million, RMB 18.3 million and RMB32.6 million of payments to the institutional funding partners due to borrower defaults is included in your provision for loan principal, service fee receivables and other receivables or in cost of revenue under interest expenses of borrowings.

Increase the Diversity and Stability of Funding Sources, page 137

26.   You disclose that you have entered into off balance sheet arrangements with banks to directly provide funding to borrowers for loans that you facilitate. Briefly disclose why banks find it more advantages to fund loans facilitated by you rather than fund them independently.

Our Credit Products, page 138

27.   You disclose here that you typically charge borrowers service fees for facilitating loans. In Note 2 to the consolidated financial statements on page F-20, you now disclose that your "service fees also include interest income" with respect to both your cash credit and merchandise credit services. Please ensure that your MD&A and Business sections of the filing also disclose this fact, as well as elaborate on which aspects of your activities give rise to interest income, what percentage of the service fee the interest income represents, and to the extent possible quantify the interest income for the periods presented.

Borrower, page 139

28.   Noting your response to comment 25 in our most recent letter, please revise your disclosure here, and elsewhere as appropriate, to clarify that the Zhima Credit Scores are derived using Zhima's proprietary methods, which are not provided to you. In addition, please add disclosure along the lines provided in your response letter that Zhima Credit Scores issued at one point in time may not be comparable with those issued in other time periods and explain why.

Funding, page 142

29.   We note you had loans that were funded by institutional funding partners of RMB 10,698,260 thousand in 2016 and RMB 3,162,153 thousand in 2015. Please revise your next amendment to further break down this table to include amounts that were: (1) loans that were funded by you that were subsequently transferred to institutional funding partners (i.e. P2P platforms and other), and (2) loans that were funded indirectly by institutional funding partners through trust accounts.

30.   Please clarify here or in your risk factor beginning on age 23, why you ceased your historical funding arrangements with P2P platforms in April 2017. In addition, please revise to disclose the impact this business decision will have on existing loans outstanding as well as the expected impact on revenues, expenses and liquidity requirements considering a material portion of your loans transferred to institutional funding partners during 2016 were to P2P platforms.

Funding Provided through Trust Accounts, page 143

31.   We note your response to comment 29. Please revise to address the following:

• Define the criteria considered in the determination of the placing of loans into the trusts;
• Disclose the dollar amount of loans which can be placed into the trusts;
• Disclose at what point in time the company is responsible for any deficits (e.g. monthly) and how these deficits are accounted for; and
• Disclose the number of the trusts and the specified terms of each of them.

Funding Provided Directly by Institutional Funding Partners, page 143

32.   Please revise to more fully describe the impact on your business model as a result of the agreement with Mashang entered into in September 2016 and the agreement with banks in China in 2017 to lend directly to borrowers. Please discuss the potential impact on liquidity, operating results, accounting and your financial statements of these off-balance sheet loans. Please include the credit derivative contract entered into as a result of the agreement with Mashang in your discussion.

33.   Please tell us the following for 2017 concerning the Mashang agreement, the cooperative agreements with banks in China in 2017, and any other agreements entered into where the banks or financial institutions will fund the loans to the borrower directly:

• The amount of loans facilitated by the agreements;
• Service fees recognized as a result of these agreements;
• Guarantee liabilities recognized for these agreements; and
• Payments under these agreements for borrower defaults.

Please break out your response to each bullet point above for each individual type of agreement (i.e. Mashang, cooperative agreements with banks in China, etc.).

34.   Please disclose whether any loans are currently funded by banks under your cooperation agreements, and how much time lapses between the credit approval, request for funding and the funding of the loan by the bank.

35.   Please refer to disclosure related to your arrangement with the consumer finance company. Under the "Multiple element revenue recognition" heading on page F-21 to the notes of your consolidated financial statements, you disclose that you match borrowers with the consumer finance company and that in addition to an initial intermediary fee, you also ear a "recurring fee." Please expand your disclosure here to discuss the nature of this fee, how it is calculated and whether it represents a material aspect of your revenues generated through this arrangement.

Our Partnership with Ant Financial, page 147

36.   We note your response to comment 32 and continue to evaluate it. To help us better understand which agreements constitute the "Borrower Engagement Agreements" as part of your joint marketing initiative between you and Ant Financial, please provide us supplementally with a list of all of the agreements you have entered into with Ant Financial, the significance of each agreement, and the reasons behind selecting to file only the Online Personal Loan Cooperation Agreement and the Alipay APP Access Agreement as exhibits to the registration statement (outside of the agreements with Zhima Credit). In preparing your response, help us also reconcile the argument in your response that you are not substantially dependent on your arrangement with Ant Financial with your risk factor disclosure at the bottom of page 18 stating among other things that the strategic partnership with Ant Financial "has contributed to the significant growth of our total revenues and improvement of our profitability in the past and [you] believe that it will continue to contribute to the growth of [y]our total revenues and improvement of [y]our profitability."

QuCampus, page 148

37.   We note your response to comment 33 in our letter dated May 25, 2017 and your response to comment 49 in our letter dated March 23, 2017. Please tell us the following related to your conclusions related to QuCampus and VIE consideration:

- We note from your disclosure on page 148 that QuCampus is not expected to generate revenues in the near term. Describe to us the design of QuCampus and the apparent intentions of the parties that created it.
- Provide us with the amount of equity at risk used in the analysis of the sufficiency of equity at risk, and tell us how you considered the equity of Ant Financial and any other equity holders that did not contribute capital. Refer to ASC 810-10-15-14(a).

- Demonstrate to us how you expect QuCampus to finance its activities without additional subordinated financial support given that you do not expect it to generate revenues in the near term. In this regard, it appears that QuCampus was not designed to generate income. As such, a quantitative analysis that demonstrates the sufficiency of the equity at risk may be helpful. Refer to ASC 810-10-15-14(a) and 810-10-25-44 through 47.
- Describe to us the rights the equity holders of QuCampus other than Beijing Happy Time and Ant Financial have in making decisions that significantly affect the economic performance of QuCampus or change the composition of the board of directors. In this regard, describe to us the participating or protective rights available to those shareholders.

Equity Incentive Trust, page 184

38. Please explain the benefits of the trust arrangements with Ark Trust, the nature of the "other benefits" provided to the certain recipients of your equity awards, as well as the nature of the participants in the trust. Please also clarify whether the participants "transfer" their equity awards to the trust of the awards or whether the issuance are made directly to the trust for the benefit of the participants. Please tell us whether you intend to file Equity Incentive Trust documents as exhibit to the registration statement.

History of Securities Issuances, page 199

39. We note your response to comment 43. Please revise to more specifically disclose the significant factors, key assumptions and methodologies used in determining the fair value of each of the preferred shares issued in December of 2016.

40. We note your response to comment 44. Please revise to address the specifics as to how it was determined that the issue price for the C-1 preferred shares issued to API (Hong Kong) Investment Limited and Koram Games Limited would be different.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-20

41. We note your response to comment 46 and the revised disclosures made on pages F-20 and F-21 to indicate the service fee includes interest income. Please tell us the amount of interest income that should be reflected in each period presented and indicate as to whether the presentation on the face of the Consolidated Statement of Comprehensive (Loss)/Income should be labeled as "Service and interest income."

42. We note your response to comment 48 and your Merchandise installment credit services accounting policy. Please tell us the following related to these sales commission fees:

- Quantify fees received in the periods presented for (i) the margin between the retail price and the price the Company pays, and (ii) rebates on merchandise sold on the Company's marketplace;
- Based on your disclosures it appears that you account for the loan arrangement and related fees with the borrower separate from the commission fee received and in the same manner as your cash installment credit services. If that is true, please confirm;
- Provide us with your revenue recognition analysis for sales commission fees and the specific guidance followed in ASC 605 (i.e. paragraphs) you rely upon to reach your accounting conclusions for these fees; and
- Revise your next amendment to include additional disclosures related to these sales commission fees clarifying the revenue recognition policies and which entity pays the commission fees. .

43.   We note your response to comment 58 and your accounting policies on multiple element revenue recognition and guarantee liabilities. We also note your disclosure throughout the filing that discusses the share credit risk you have with the institutional funding partners when loans are recorded off-balance sheet. Therefore, it is still not clear to us why these loans are off-balance sheet. Please provide the following:

- A detailed description of the legal arrangements with the consumer finance company (or any other institutional funding partner where the loan is off-balance sheet) and borrower, (e.g. are these separate agreements or a tri-party agreement); and
- A more thorough analysis of who is the originator of the loans and why these loans (or a portion) are not recorded on your balance sheet.

Note 4. Loan and Principal and Service Fee Receivable, page F-36

44.   We note your response to comment 50. Please tell us why you have loans past due 180+ days of RMB 57,974 thousand if your internal charge-off policy is to charge off loans past due 180+ days.

45.   We note your response to comments 51 and 52. We understand that the Zhima Credit Score is just one input in your risk pricing model. However, we continue to believe that Zhima Credit Score meets the criteria of a credit quality indicator under ASC 310-10-55-19 and the disclosures required under ASC 310-10-50-28 through 30 would be meaningful to investors. Please revise your next amendment accordingly.

46.   We note your response to comment 53. Please tell us whether you consider loan principal, service fee receivables and other receivables as separate classes of financing receivable under ASC 310-10.

47.   We note your nonaccrual loan principal table on page F-36. We further note your allowance for loan principal and service fee receivables policy and nonaccrual loan principal and service fee receivables policy beginning on page F-22. Please clarify whether your nonaccrual loan principal and service fee receivables allowance is

calculated based on the impaired loan guidance in ASC 310-10-35 or in accordance with ASC 450-20. If in accordance with ASC 310-10-35, revise your accounting policy disclosure to discuss the methodology. If in accordance with ASC 450-20, tell us how you determined the amount of your general allowance to allocate to nonaccrual loans in the table on page F-36 and revise your disclosure on page F-23 where you refer to these as impaired to clarify the allowance methodology applied.

Note 6. Investment in equity method investee, page F-39

48.   Please tell us how you considered the guidance in ASC 323-10-50-3c to disclose summarized financial information as to assets, liabilities, and results of operations of equity method investees.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris Lin, Esq.